Exhibit 99.1

AMTD International Inc. Announced the Proposed Secondary Listing on the Singapore Stock Exchange

AMTD International Inc. (“AMTD” or “the Company”) (NYSE: HKIB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today announced the proposed secondary listing by way of introduction of 23,873,655 class A ordinary shares of the Company on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) under the stock code “HKB”, being class A ordinary shares that have been registered with the United States Securities and Exchange Commission as part of the Company’s initial public offering and listing on the New York Stock Exchange (the “NYSE”) under the stock code “HKIB” in August 2019, and which were previously represented by the American depositary shares (“ADSs”, each representing one class A ordinary share of the Company) listed for trading on the NYSE.

The Company’s ADSs will continue to be listed and traded on the NYSE. AMTD is the first company to be dual listed on both the NYSE and the SGX-ST.

“Listing on the SGX-ST marks another milestone of AMTD and AMTD Group. AMTD, being the No. 1 independent investment bank in Asia, sees enormous opportunities in the ASEAN region with Singapore as its hub and regional headquarters. AMTD is committed to embracing Southeast Asia capital markets in particular by listing on the SGX-ST to connect more capable companies with global investors through Singapore and other Southeast Asian markets. We will leverage on Singapore’s dynamic capital market, energetic new economy sectors and diverse talent pool to create more connectivity between Singapore, Southeast Asia, the Greater Bay Area and the rest of China. Most importantly, we are committed to bringing into Singapore our SpiderNet ecosystem, expertise in capital markets and the new economy sector to empower local entrepreneurs, support their innovations and developments and bring their equities or bonds to ultimately list on recognized exchanges.” said Calvin Choi, Chairman and Chief Executive Officer of AMTD.

The Company believes that the proposed secondary listing on the SGX-ST will allow more of the Company’s clients and stakeholders in the AMTD SpiderNet ecosystem to participate in and benefit from AMTD’s growth, and enable the Company and its ecosystem partners to tap into new capital resources in Singapore.

The Company has received a letter of eligibility from the SGX-ST for the listing and quotation of the 23,873,655 class A ordinary shares on the SGX-ST on March 31, 2020. An introductory document relating to the proposed secondary listing by way of introduction of the 23,873,655 Class A ordinary shares of the Company has been issued with the SGX-ST on March 31, 2020 (the “Introductory Document”). The SGX-ST assumes no responsibility for the correctness of any statements or opinions made or reports contained in the Introductory Document. The Company’s eligibility to list and the Company’s admission to the Official List of the SGX-ST is not an indication of the merits of the secondary listing, the Company and its subsidiaries, the ADSs or the Company’s class A ordinary shares.

This announcement shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB) is a premier Asian financial group connecting companies and investors from China and Hong Kong, as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is strategically positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.